Exhibit 23.3

CONSENT OF INDEPENDENT VALUATION EXPERT
We hereby consent to: (1) the reference to our name (including under the heading “Experts”) and description of our role in the valuation process of certain commercial real estate assets of KBS Legacy Partners Apartment REIT, Inc. (the “Company”) in the prospectus supplement to the prospectus contained in the Company's Registration Statement on Form S-11, File No. 333-161449 (the “Supplement”) to be filed on the date hereof, and (2) the inclusion in the Supplement that the total appraised real estate value of $255.7 million represents the sum of the appraised values of each of the Company's real estate investments contained in the individual property appraisal reports provided by us to the Company through the date hereof.

/s/ CBRE, Inc.
CBRE, Inc.

March 4, 2013